TERYL RESOURCES CORP

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

COMPLETION OF SHARES FOR DEBT

For Immediate Release: May 26, 2003, Vancouver, B.C. – Teryl Resources Corp. (TSX Venture Exchange: TRC) is pleased to announce that it has received TSX Venture Exchange approval for the issuance of shares for debt pursuant to its News Releases dated March 31, 2003, whereby the Company disclosed that it had arranged for the issuance of up to an aggregate of 630,000 shares in the capital stock of the Company at a price of $0.35 per share to settle debt in the amount of $220,500. The Company has now issued 217,350 shares with hold periods expiring September 13, 2003.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Claims (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada and an interest in diamond prospects in the Northwest Territories, Canada. For further information visit the Company’s website at http://www.terylresources.com

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com